UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: June 22, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 981)

(1)	POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD

ON 22 JUNE 2018

(2)	RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

AND

(3)	APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS, CHAIRMAN OF AUDIT COMMITTEE, MEMBER OF COMPENSATION COMMITTEE, MEMBERS OF NOMINATION COMMITTEE AND MEMBER OF STRATEGIC ADVISORY COMMITTEE

Reference is made to the Company’s circular dated 23 May 2018 (the “Circular”) in relation to, among other things, the following:

1.	re-election of Directors;
2.	re-appointment of auditors of the Company; and
3.	proposed general mandate to issue and repurchase Shares.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

POLL RESULTS OF THE AGM

The Company is pleased to announce that at the AGM held on 22 June 2018, all the proposed resolutions set out in the notice of AGM contained in the Circular were duly passed by the Shareholders by way of poll.

As at the date of the AGM, the total number of Shares in issue was 4,932,104,431 Shares. The Shareholders and authorised proxies holding an aggregate of 4,919,923,306 Shares, representing 99.753% of the total Shares in issue were present at the commencement of the AGM.

As at the date of the AGM:

(1)	the total number of Shares entitling the holders to attend and vote for or against all resolutions at the AGM was 4,932,104,431 Shares;
(2)	the number of Shares entitling the holders to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules at the AGM was nil.

Subject to the requirements of the Stock Exchange, there were no restrictions on the Shareholders to cast votes on any of the proposed resolutions at the AGM. No party stated its intention in the Circular to vote against any resolutions or to abstain from voting on any resolutions at the AGM and there are no Shareholders that are required under the Listing Rules to abstain from voting.

The number of Shares represented by votes for and against the respective resolution at the AGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (%)
		For	Against
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and the auditors of the Company for the year ended 31 December 2017.	1,224,532,274 99.9997%	3,510 0.0003%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(a)	To re-elect Dr. Chen Shanzhi as a non-executive Director.	1,024,394,451 83.5876%	201,138,938 16.4124%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(b)	To re-elect Mr. Lu Jun as a non-executive Director.	915,250,169 74.6817%	310,283,975 25.3183%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(c)	To re-elect Dr. Zhao HaiJun as an executive Director.	1,220,165,727 99.6392%	4,418,497 0.3608%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2. (d)	To re-elect Dr. Liang Mong Song as an executive Director.	1,220,165,752 99.6392%	4,418,497 0.3608%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2. (e)	To authorize the Board to fix the Directors’ remuneration.	1,224,432,818 99.9114%	1,085,466 0.0886%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the audit committee of the Board to fix their remuneration.*

		1,222,036,819 99.7148%	3,494,645 0.2852%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
4.

To grant a general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional Shares in the Company, not exceeding twenty per cent of the number of issued Shares of the Company at the date of this Resolution.*

		923,751,077 75.6461%	297,396,932 24.3539%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
5.	To grant a general mandate to the Board to repurchase Shares of the Company, not exceeding ten percent of the number of issued Shares of the Company at the date of this Resolution.*	1,225,474,004 99.9987%	16,230 0.0013%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

6.

Conditional on the passing of Resolutions 4 and 5, to authorize the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued Shares in the Company repurchased by the Company.*

	924,756,530 75.7284%	296,392,919 24.2716%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

*The full text of the resolutions above is set out in the notice of AGM contained in the Circular.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investor Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

At the AGM, Mr. Lip-Bu Tan (“Mr. Tan”) and Ms. Carmen I-Hua Chang (“Ms. Chang”) did not offer himself/herself for re-election as a Class II Director of the Company and retired as an independent non-executive director upon the conclusion of the AGM in accordance with Article 90 of the Company’s Articles of Association. Mr. Tan also ceased to be the chairman of the audit committee of the Board (the “Audit Committee”), a member of the compensation committee of the Board (the “Compensation Committee”), a member of the nomination committee of the Board (the “Nomination Committee”) and a member of the strategic advisory committee of the Board (the “Strategic Advisory Committee“) at the same time. Ms. Chang also ceased to be a member of the Nomination Committee.

Mr. Tan and Ms. Chang have confirmed respectively that he/she has no disagreement with the Board and that he/she is not aware of any matter relating to his/her retirement that needs to be brought to the attention of the Shareholders.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Tan and Ms. Chang for their contribution, devotion and invaluable advice to the Company.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS, CHAIRMAN OF AUDIT COMMITTEE, MEMBER OF COMPENSATION COMMITTEE, MEMBERS OF NOMINATION COMMITTEE AND MEMBER OF STRATEGIC ADVISORY COMMITTEE

The Board announces that with effect from 22 June 2018:

1.

Professor Lawrence Juen-Yee Lau (“Professor Lau”) has been appointed as a Class II independent non-executive director, a member of the Compensation Committee, a member of the Nomination Committee and a member of the Strategic Advisory Committee;

2.	Mr. Fan Ren Da, Anthony (“Mr. Fan”) has been appointed as a Class II independent non-executive director, the chairman of the Audit Committee and a member of the Nomination Committee.

The biographies of Professor Lau and Mr. Fan are as follows:

Professor Lau, age 73, received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively.  He joined the faculty of the Department of Economics at Stanford University in 1966, was appointed Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992.  From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research.  He became Kwoh-Ting Li Professor in Economic Development, Emeritus, upon his retirement from Stanford University in 2006.  From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong.  From September 2010 to September 2014, he served as Chairman of CIC International (Hong Kong) Co., Limited.  Since 2007, Professor Lau has also been serving as the Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong.

Professor Lau was a member of the 11th and 12th National Committees of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Economics.  In addition, he currently serves as a Vice-Chairman of the China Center for International Economic Exchanges, a Vice-President of the China Science Center of the International Eurasian Academy of Sciences, an Adviser to the National Bureau of Statistics of the People’s Republic of China, a member of the International Advisory Council of the China Development Bank and Chairman of the Board of Directors of The Chinese University of Hong Kong (Shenzhen) Finance Institute.  In addition, he also serves as a member of the Exchange Fund Advisory Committee of Hong Kong and the Chairman of its Governance Sub-Committee, a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road Committee, a Vice-Chairman of Our Hong Kong Foundation, a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a member of the Board of Directors of the Chiang Ching-kuo Foundation for International Scholarly Exchange, Taipei.  He also serves as an Independent Non-executive Director of AIA Group Limited (Stock Code: 04457), CNOOC Limited (Stock Code: 00883), and Hysan Development Company Limited (Stock Code: 00014), all listed on the Hong Kong Stock Exchange, and an Independent Non-executive Director of Far EasTone Telecommunications Company Limited (Taiwan: 4904), Taipei, listed on the Taiwan Stock Exchange.

Professor Lau will enter into a service contract with the Company for a term commencing on 22 June 2018 and ending on the following annual general meeting of the Company in 2019 (the “2019 AGM”) after his appointment. Professor Lau will be subject to re-election by the shareholders of the Company at the 2019 AGM pursuant to Article 126 of the articles of association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the articles of association of the Company.

Professor Lau is entitled to (i) an annual cash compensation of US$60,000 comprising US$45,000 for serving as an independent non-executive director, US$5,000 for serving a member of the Compensation Committee, US$5,000 for serving a member of the Nomination Committee and

US$5,000 for serving a member of the Strategic Advisory Committee and (ii) an option to subscribe for 187,500 ordinary shares of the Company and 187,500 restricted share units to be granted. Professor Lau’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the Compensation Committee.

Save as disclosed above, as at the date of this announcement, Professor Lau is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), nor does he has any relationships with any directors, senior management, substantial or controlling shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company. Save as mentioned above, Professor Lau does not hold any directorship in any other listed public companies in the past three years nor any other positions with the Company and other members of the Group.

Save for the information disclosed above, there is no other information relating to Professor Lau’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention to the shareholders of the Company, and Professor Lau meets the independence guidelines set out in Rule 3.13 of the Listing Rules.

Mr. Fan, age 57, holds a Master’s Degree in Business Administration from the United States of America. He is the chairman and managing director of AsiaLink Capital Limited. He is also an independent non-executive director of CITIC Resources Holdings Limited (Stock Code: 1205), Uni-President China Holdings Ltd. (Stock Code: 220), Raymond Industrial Limited (Stock Code: 229), Shanghai Industrial Urban Development Group Limited (Stock Code: 563), China Development Bank International Investment Limited (Stock Code: 1062), Technovator International Limited (Stock Code: 1206), Renhe Commercial Holdings Company Limited (Stock Code: 1387), CGN New Energy Holdings Co., Ltd. (Stock Code: 1811), Neo-Neon Holdings Limited (Stock Code: 1868), Hong Kong Resources Holdings Company Limited (Stock Code: 2882) and Tenfu (Cayman) Holdings Company Limited (Stock Code: 6868), all listed on the Main Board of the Stock Exchange. Mr. Fan is the President of The Hong Kong Independent Non-Executive Director Association, and held senior positions with various international financial institutions.

Mr. Fan will enter into a service contract with the Company for a term commencing on 22 June 2018 and ending on the 2019 AGM. Mr. Fan will be subject to re-election by the shareholders of the Company at the 2019 AGM pursuant to Article 126 of the articles of association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the articles of association of the Company.

Mr. Fan is entitled to (i) an annual cash compensation of US$65,000 comprising US$45,000 for serving as an independent non-executive director, US$15,000 for serving as the chairman of the Audit Committee and US$5,000 for serving a member of the Nomination Committee and (ii) an option to subscribe for 187,500 ordinary shares of the Company and 187,500 restricted share units to be granted. Mr. Fan’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the Compensation Committee.

Save as disclosed above, as at the date of this announcement, Mr. Fan is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), nor does he has any relationships with any directors, senior management, substantial or controlling shareholders (as defined in the Listing Rules) of the Company. Save as mentioned above, Mr. Fan does not hold any directorship in any other listed public companies in the past three years nor any other positions with the Company and other members of the Group.

Save for the information disclosed above, there is no other information relating to Mr. Fan’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention to the shareholders of the Company, and Mr. Fan meets the independence guidelines set out in Rule 3.13 of the Listing Rules.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC
22 June 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

William Tudor Brown

Shang-yi Chiang

Jason Jingsheng Cong

Lawrence Juen-Yee Lau

Fan Ren Da Anthony

* For identification purposes only